UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30010 / March 27, 2012

In the Matter of	:
	:
American Capital, Ltd.	:
American Capital, LLC	:
American Capital Mortgage	:
Management, LLC	:
European Capital Financial Services	:
(Guernsey) Limited	:
2 Bethesda Metro Center	:
14th Floor	:
Bethesda, Maryland 20814	:
	:
(812-13493)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

American Capital, Ltd. (the "Company"), American Capital, LLC ("AC LLC"), American
Capital Mortgage Management, LLC ("ACMM"), and European Capital Financial Services
(Guernsey) Limited ("ECFSG") filed an application on February 12, 2008, and amendments to
the application on March 11, 2011, November 23, 2011, February 22, 2012, and February 29,
2012, for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from section 12(d)(3) of the Act. The order permits the Company to continue to hold
up to 100% of the outstanding membership interests of AC LLC; AC LLC to continue to hold up
to 100% of the outstanding membership interests of ACMM and each of American Capital
Equity Management, LLC, American Capital Equity Management II, LLC, American Capital
Asset Management, LLC, American Capital CRE Management, LLC, American Capital AGNC
Management, LLC ("AC Agency"), American Capital MTGE Management, LLC ("AC Mtge"),
European Capital Financial Services Limited ("ECFS") and ECFSG (collectively, the "AC
Subs"); ACMM to continue to hold up to 100% of the outstanding membership interests of AC
Agency and AC Mtge; and ECFSG to continue to hold up to 100% of the outstanding
membership interests of ECFS; in each case, to the extent necessary at such time as AC LLC and
the AC Subs are required to become registered investment advisers under the Investment
Advisers Act of 1940.

On March 1, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 29973). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 12(d)(3) of the Act, requested by American Capital, Ltd., et al. (File No. 812-13493), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary